TRANSMISSÃO PAULISTA

RECEIVED

2004 APR 19 A 11:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, April 8, 2004

Ref.CT/F/01253/2004

04024423

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing a copy of the proposals of the board of directors to the ordinary and extraordinary general shareholders' meetings of Companhia de Transmissão de Energia Elétrica Paulista to be held on April 23, 2004, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

4/19

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: 00 55 11 3138-7000
Fax: 00 55 11 3151-4107

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

We submit to the appreciation and deliberation of the Shareholders the following proposals.

1. *Accounts of the administrators and financial statements of the Company, regarding the fiscal year ended on December 31, 2003.*

The financial statements of the Company for the years ended on December 31, 2003 and 2002 are synthetically presented as follows:

BALANCE SHEETS

	R$ THOUSAND	
	2003	**2002**
ASSETS		
Current assets	605,037	561,340
Long-term assets	284,283	273,118
Property, Plant and Equipment	3,469,479	3,434,846
TOTAL	**4,358,799**	**4,269,304**
LIABILITIES		
Current liabilities	299,793	267,642
Long-term liabilities	486,110	483,693
Results of Future Fiscal Years	151,450	168,435
Net Equity	3,421,446	3,349,534
TOTAL	**4,358,799**	**4,269,304**

INCOME STATEMENTS

	R$ THOUSAND	
	2003	**2002**
Operating Revenue	910,159	768,586
Deductions to the Operating Revenue	(63,566)	(47,878)
Net Operating Revenue	846,593	720,708
Operating Expenses	(637,452)	(599,568)
Service Result	209,141	121,140
Interest on Own Capital	(147,249)	(136,353)
Financial Result	74,766	63,706
Operating Income	136,658	48,493
Non-operating Income	(6,695)	(1,996)
Social Contribution and Income Tax	(54,836)	(14,713)
Reversion of the Interest on Own Capital	147,249	136,353
Net Income of the Fiscal Year	**222,376**	**168,137**
Net Income per Lot of one Thousand Shares - R$	**1,49**	**1,13**

FINANCIAL-ECONOMIC ANALYSIS

Economic and Operational Fundamentals

The principal source of revenue for the Company is derived from the use of its transmission system by public service concessions in the electric energy sector. The Company's annual revenue, from the installation of basic networks and connections, was readjusted by ANEEL (National Electric Energy Agency) Resolutions throughout 2003, resulting in an average readjustment of 25.6% when compared with previously practiced rates. In addition to this effect, the start of operation of 14 new ventures in 2003 added R$1,522,000 of additional revenue for the year.

In 2003, gross operational revenue reached R$910,159,000, which after the deduction of taxes and social charges resulted in net operational revenue of R$846,593,000.

Operational expenses, under direct management control, consisting of personnel, materials and services were R$446,510,000, which represents 52.7% of the net operational revenue.

Net profits for 2003 were R$222,376,000, the equivalent of R$1.49 for each lot of 1000 shares. Cash flow, service result plus depreciation value, reached R$369,693,000, a 43.7% margin over net operational revenue.

Analysis of Results

The service result obtained in 2003 was 72.6% greater than that of 2002, marking a significant improvement in the company's operational performance, which improved its net operational margin from 16.8% in 2002 to 24.7% in 2003.

The operational result in 2003, before interest on own capital, was 53.6% greater than that of 2002, which bears out an improvement in the company's operational performance.

As a consequence of Transmissão Paulista's (Paulista Transmission) strategy and operational management, net profits in 2003 rose to R$222,376,000, an improvement of 32.3% on results from 2002.

This economic-financial performance allowed the company to payout the sum of R$147,249,000 (66.2% of net profits) to its shareholders as interest on own capital in 2003.

2. *Capital budget for 2004, for the purposes provided for section 196, of law no. 6.404/76, which addresses withholding of a part of net profits for the year.*

The capital budget proposed for 2004 provides for total investments of R$386,000,000, which is 112% of the value invested in 2003. This will be funded solely by the Company, which as a public corporation faces severe formal restrictions regarding bank financing. The investments proposed for 2004 are a result of the company's growing responsibilities in maintenance, service, improvements and expansion of its installed capacity, and new demands resulting from changes in the regulatory environment of the

national electric sector. The proposal presented presupposes a R$71,772,000 interest payment on own capital in 2004, net of tax on profit withheld at source for 2003, whose accounting credit gross book value of R$78,849,000 occurred on 09/30/2003, and of which R$31,300,000 has been forecasted as the minimum mandatory dividend for the first semester of 2004.

The capital budget proposed for 2004 presents a negative balance of R$6,072,000, to be offset on 12/31/2003 with R$317,868,000 of the company's cash reserves, leaving the rest as a strategic reserve for possible changes in the national electric sector regarding the realization of income as well as unforeseen operational events and changes in the regulatory environment.

In view of R$213,033,000 in net profits for distribution in 2003, and of the distribution R$147,249,000 of profits to shareholders already determined in 2003, the present capital budget proposal for 2004, however, involves the withholding of R$65,784,000 of net profits from 2003.

CAPITAL BUDGET FOR 2004 – CASH FLOW

	R$ THOUSAND 2004
SOURCES	**1,210,700**
Net Operating Revenue	1,011,700
Financial Revenue	68,900
Other Revenues	130,100
INVESTMENTS	**(1,216,772)**
Operating Expenses	(510,900)
Financial Expenses	(41,300)
Interest on Own Capital	(103,072)
Fiscal Year of 2003	(71,772)
Fiscal Year of 2004	(31,300)
Other Expenses	(136,300)
Amortization and Compounding Interest	(39,200)
Investments	(386,000)
Modernization and Adequacy to the System	(82,700)
Projects with Additional Revenue	(295,700)
Other Corporate Investment	(7,600)
CASH GENERATION BALANCE	**(6,072)**

3. *Maintenance of the profit remaining balance regarding the fiscal year of 2003, in the amount of R$ 65,784,328.08, in the retained earnings account, according to article 196, of Law No. 6.404/76, and article 8 of the CVM Instruction 59/86.*

4. *Imputation of R$ 147,249,000.00 of interest on own capital, equivalent to R$ 0.9863614 per lot of one thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2003, as provided for in article 31, paragraph 3, of the Bylaws;*

5. *Ratification of the election of the Members of the Board of Directors Mr. Alexandre Ribeiro Motta and Mr. Antonio Carlos Rizeque Malufe, elected "ad referendum" of the General Meeting, as provided for in article 16 of the Bylaws.*

São Paulo, March 8, 2004

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors